SECURITIES EXCHANGE ACT OF 1934
Release No. 58538 / September 15, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13154

In the Matter of
 	
 Struthers Industries, Inc.,
 Sun River Development Co.,
 Sun River Investment Co.,
 Sun West Enterprises, Inc.
    (n/k/a Natural Alternative Products, Inc.),
 SunBank Resorts International, Inc.,
    (f/k/a Kaufman & Hurtz, Inc.),
 Surecare, Inc., and
 Symbolics, Inc.,
 	
       Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO SUNBANK RESORTS INTERNATIONAL, INC. (F/K/A KAUFMAN & HURTZ, INC.)

I.

      The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by SunBank Resorts International, Inc. (f/k/a Kaufman & Hurtz, Inc.) ("SunBank Resorts" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 2, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

      Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to SunBank Resorts International, Inc. (f/k/a Kaufman & Hurtz, Inc.) ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   SunBank Resorts (CIK No. 1140456) is a dissolved Nevada corporation located in Scottsdale, Arizona. At all time relevant to this proceeding, the securities of SunBank Resorts have been registered under Exchange Act Section 12(g).

      2.   SunBank Resorts has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended June 30, 2002.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of SunBank Resorts's securities registered pursuant to Exchange Act Section 12(g) be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                        Florence E. Harmon
                        Acting Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.